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August 26, 2010

VIA EDGAR AND ELECTRONIC MAIL

Mr. Michael Kosoff
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644
Attn: Division of Investment Management

Re: Initial Registration Statement on Form N-4:

    Hartford Life Insurance Company Separate Account
    Seven ("Registrant")
    333-168988                      811-04972
    Hartford Life and Annuity Insurance Company Separate Account
    Seven ("Registrant")
    333-168989                      811-09295

Dear Mr. Kosoff:

Please be advised that Registrants have filed the above-referenced registration statements ("Registration Statement") with the Securities and Exchange Commission as initial filings on August 26, 2010 in Accession Nos. 0001104659-10-045488 and 0001104659-10-045489, respectively. Hartford has included one copy of the Registration Statement's prospectus, redlined to show the changes from a currently effective prospectus in another Hartford registration statement on Form N-4 (File No. 333-148564) is being forwarded to you via electronic mail.

The initial Registration Statement filings are for flexible premium variable annuity contracts. The new offerings are based on the same state-filed contract and are substantially identical to the prospectus in File No. 333-148564, except for the addition of the "L" share class, an increase in Mortality & Expense charge for the "C" share class, the removal of the Return of Premium I death benefit and the inclusion of A-share products in the Exchange Program.

All financial statements, exhibits, and other required disclosure not included in this Registration Statement will be filed by amendment.

We appreciate your attention to this filing. If you have any comments or questions, please call at (860) 843-1941.

Very truly yours,

/s/ Richard J. Wirth

Richard J. Wirth

cc: Sarah M. Patterson